CARBON REVOLUTION

CARBON REVOLUTION PUBLIC LIMITED COMPANY
10 EARLSFORT TERRACE
DUBLIN 2, D02 T380, IRELAND

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 29, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CREV2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 29, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V71963-P29719

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CARBON REVOLUTION PLC

The Board of Directors recommends you vote FOR the following proposals:

1. To re-elect three (3) members of the board of directors to serve as Class I directors until the 2027 annual meeting of shareholders.

Nominees:	**For**	**Against**	**Abstain**
1a. Dale McKee	☐	☐	☐
1b. Jacqui Dedo	☐	☐	☐
1c. Matti Masanovich	☐	☐	☐
2. To ratify the appointment of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's independent registered public accounting firm for the Company's fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration.	☐	☐	☐
3. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2023, and to authorize the Board to fix their renumeration.	☐	☐	☐

	For	**Against**	**Abstain**
4. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2024, and to authorize the Board to fix their renumeration.	☐	☐	☐
5. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company's Irish statutory auditor for the fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 6-K are available at www.proxyvote.com.

V71964-P29719

CARBON REVOLUTION PUBLIC LIMITED COMPANY
ANNUAL MEETING OF SHAREHOLDERS
June 30, 2025 9:00 am ET
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) David Nock, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Carbon Revolution Public Limited Company that the shareholder(s) is entitled to vote at the Annual Meeting of Shareholders to be held at 9:00 am ET on June 30, 2025, Virtually at www.virtualshareholdermeeting.com/CREV2024, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side